NATIONAL INSTRUMENT 51-101
DISCLOSURE FOR OIL & GAS ACTIVITIES

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(644) 476 2717

ISSUER FACSIMILE NUMBER:	(644) 476 0120

CONTACT NAME AND POSITION:	RICHARD WEBBER, CEO

CONTACT TELEPHONE NUMBER:	(644) 476-2740

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE PERIOD ENDED:	December 31, 2005

DATE OF FILING:	March 30, 2006

FORM 51-101F1 –

STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1. Date of Statement

This effective date of the information being provided in this statement is December 31, 2005. The preparation date of the information being provided in this statement is March 29, 2006.

For a glossary of terminology and definitions relating to the information included within this statement (including the aforementioned dates), readers are referred to National Instrument 51-101 (“NI 51-101”).

PART 2. Disclosure of Reserves Data

The following is a summary of the oil and natural gas reserves and net present values of future net revenue of Austral Pacific Energy Ltd. and its subsidiaries (the “Company”) as evaluated by Sproule International Limited (“Sproule”), an independent qualified reserves evaluator appointed by the Company pursuant to NI 51-101. The Company has one property with reserves, situated in onshore New Zealand, and this property was independently evaluated by Sproule. Readers should note that the totals in the following tables may not add due to rounding.

The estimated future net revenue figures contained in the following tables do not necessarily represent the fair market value of the Company’s reserves. There is no assurance that the forecast price and cost assumptions contained in the Sproule report will be attained and variances could be material. Other assumptions relating to costs and other matters are included in the Sproule report. The recovery and reserves estimates attributed to the Company’s property described herein are estimates only. The actual reserves attributed to the Company’s property may be greater or less than those calculated.

Table 1
NI 51-101
Summary of Oil and Gas Reserves
as of Dec 31, 2005
Forecast Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Natural Gas (solution)		Natural Gas Liquids	
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	517	447	0	0	0	0	378	327	0	0
Total Proved	**517**	**447**	**0**	**0**	**0**	**0**	**378**	**327**	**0**	**0**
Probable	585	488	0	0	0	0	497	415	0	0
Total Proved Plus Probable	**1,102**	**934**	**0**	**0**	**0**	**0**	**875**	**741**	**0**	**0**
Possible	506	420	0	0	0	0	453	377	0	0
Total Proved Plus Probable Plus Possible	**1,608**	**1,355**	**0**	**0**	**0**	**0**	**1,329**	**1,118**	**0**	**0**

Reference: Item 2.2(1) of Form 51-101F1

Table 2
NI 51-101
Summary of Net Present Values of Future Net Revenue as of Dec 31, 2005
Forecast Prices and Costs

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	13,348	10,949	9,122	7,692	6,546	13,348	10,949	9,122	7,692	6,546
Total Proved	**13,348**	**10,949**	**9,122**	**7,692**	**6,546**	**13,348**	**10,949**	**9,122**	**7,692**	**6,546**
Probable	19,487	14,780	11,646	9,457	7,864	19,487	14,780	11,646	9,457	7,864
Total Proved Plus Probable	**32,835**	**25,729**	**20,767**	**17,149**	**14,411**	**32,835**	**25,729**	**20,767**	**17,149**	**14,411**
Possible	18,110	13,074	10,023	8,041	6,675	18,110	13,074	10,023	8,041	6,675
Total Proved Plus Probable Plus Possible	**50,945**	**38,803**	**30,790**	**25,190**	**21,085**	**50,945**	**38,803**	**30,790**	**25,190**	**21,085**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
  - Sale of oil, gas, by-product reserves
  - Processing third party reserves
  - Other income
- Income Taxes
  - Includes all resource income
  - Apply appropriate income tax calculations
  - Include prior tax pools

Table 4
NI 51-101
Net Present Value of Future Net Revenue
by Production Group
as of Dec 31, 2005
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	9,122
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	20,767
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
Proved Plus Probable Plus Possible	Light and Medium Crude Oil (including solution gas and associated by-products)	30,790
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 7
NI 51-101
Summary of Net Present Values of Future Net Revenue as of Dec 31, 2005
Constant Prices and Costs

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	16,467	13,325	10,981	9,179	7,758	16,467	13,325	10,981	9,179	7,758
Total Proved	**16,467**	**13,325**	**10,981**	**9,179**	**7,758**	**16,467**	**13,325**	**10,981**	**9,179**	**7,758**
Probable	23,626	17,739	13,851	11,156	9,210	23,626	17,739	13,851	11,156	9,210
Total Proved Plus Probable	**40,094**	**31,064**	**24,832**	**20,335**	**16,968**	**40,094**	**31,064**	**24,832**	**20,335**	**16,968**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
  - Sale of oil, gas, by-product reserves
  - Processing third party reserves
  - Other income
- Income Taxes
  - Includes all resource income
  - Apply appropriate income tax calculations
  - Include prior tax pools

PART 3. Pricing Assumptions

Forecast benchmark reference price and inflation rate assumptions are summarised in Table 5. Constant benchmark reference product price assumptions reflected in the reserves data are summarised in Table 10. These forecast and constant assumptions were provided in the Sproule report.

Table 5
NI 51-101
Summary of Pricing and Inflation Rates Assumptions as of December 31, 2005

Forecast Prices and Costs

Year	WTI Cushing Oklahoma ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)
Historical			
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.45		1.6
Forecast			
2006	60.81	2.90	2.5
2007	61.61	2.90	2.5
2008	54.60	2.90	2.5
2009	50.19	2.94	1.5
2010	47.76	2.99	1.5
2011	48.48	3.03	1.5
2012	49.20	3.08	1.5
2013	49.94	3.12	1.5
2014	50.69	3.17	1.5
2015	51.45	3.22	1.5
2016	52.22	3.27	1.5
	Escalation rate of 1.5% thereafter		

(1) Inflation rates for forecasting prices and costs.

Notes:
This summary table identifies benchmark reference oil pricing schedules that might apply to a *reporting issuer*.
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

For the financial year ended December 31, 2005 the Company’s weighted average price received for oil was $56.98.

PART 4. Reserves Reconciliation

Not applicable – no reserves were booked as at the last day of the preceding financial year (December 31, 2004).

PART 5. Additional Information Relating To Reserves Data

Undeveloped reserves:

All the Company’s proved reserves are undeveloped. During 2005 the Company made progress in moving the Cheal field closer to development. Electricity generation was installed on site and a FEED study completed. At the time of this report a field development is being considered by the joint venture participants. The Company is optimistic that this will be approved in sufficient time to allow production to commence in Q3/2006.

Significant Factors or Uncertainties

Aside from the potential impact of material fluctuations in commodity prices, other significant factors or uncertainties that may affect the Company’s reserves or the future net revenue associated with such reserves include:
             - material changes to existing taxation or royalty rates and/or regulations
             - the United States: New Zealand currency exchange rate
             - the timing of completion and level of success of the Cheal field development

Future Development Costs

A summary of the estimated development costs deducted in estimation of future net revenue attributable to various reserves categories and prepared under various price and cost assumptions are summarised in the following table:

Estimated Development Costs
	Total Proved		Total Proved plus Probable
	Constant prices and costs	Forecast prices and costs	Forecast prices and costs
New Zealand - 2006	4,818	4818	6616
Total: - Undiscounted - Discounted @ 10%	4,818 4,799	4,818 4,799	6,616 6,547

The Company expects to fund its estimated future development costs through a combination of internal resources or equity or debt financing. There can be no guarantee that funds will be available or that the Board of Directors of the Company will allocate funding to develop all of the reserves requiring development in the Sproule report. Failure to develop such reserves could negatively impact future net revenue.

PART 6. Other Oil and Gas Information

6.1 Oil and Gas Properties and Wells

Refer to the Company’s Annual Information Form for the year ended December 31, 2005, dated March 29, 2005, section “General Development of the Business – Principal Properties” for information about the Company’s important properties.

6.2 Properties With No Attributed Reserves

The Company holds varying net interests equivalent to approximately 2.6 million acres of exploration permits in New Zealand (gross 4.2 million acres) and 0.8 million acres of exploration interests in Papua New Guinea (gross 1.8 million acres). Previously, the Company also had interests in Australia.

All properties are subject to work program requirements, under which the Company and its joint venture participants commit to a certain program of work in the relevant permit area, each commitment usually being over one year, with an election to commit to further activity or to surrender the permit at that time. No specific amounts of expenditure are specified in a permit. No bonds are required. For further information on work program requirements and commitments by permit, refer to Note 4-Property and Equipment and Note 8 –Commitments and Contingencies in the Company’s Consolidated Financial Statements for the year ended December 31, 2005.

6.3 Forward Contracts

The Company is party to two gas contracts, which may preclude full realisation, and may protect from the full effect, of future market prices:
             (a) a gas pre-payment agreement - refer to Note 15 Prepaid Gas Agreement in the Company’s Consolidated Financial Statements for the year ended December 31, 2005.
             (b) a gas supply agreement for all gas available for sale from the deep formations of PEP38738 - the agreement requires notice to be given when gas becomes available for sale and the estimated quantities available. Genesis Power Limited must give notice within a certain time period of the amount (if any) it wishes to purchase, and the nominated purchase period. The price is specified as a base price (as at 31 March 2004) plus price index adjustments. Any gas not accepted by Genesis Power Limited is available for sale to third parties.

6.4 Additional Information Concerning Abandonment and Reclamation Costs

The Company’s abandonment and reclamation costs are ascertained by estimating the current costs using current techniques to fulfil the current obligations in regard to wells that are currently under appraisal or pending development.

At December 31, 2005, the Company was party to joint ventures that have an obligation to “plug and abandon” a total of 6 wells and restoration costs on 4 well sites. The Company has recognised a total of US$ 337,075 in the Company’s Consolidated Financial Accounts for the year ended December 31, 2005 filed as Schedule A of BC Form 51-910F. Of this balance US$ 222,183 relates to wells and well sites that are not part of the Cheal field.

6.5 Tax Horizon

The Company currently does not see income taxes becoming payable in the foreseeable future.

6.6 Costs Incurred

Refer to Note 4 – Property and Equipment in the Company’s Consolidated Financial Statements for the year ended December 31, 2005.

6.7 Exploration and Development Activities

Refer to the Company’s Annual Information Form for the year ended December 31, 2005, dated March 29, 2005, section “General Development of the Business – Principal Properties” and to the Company’s NI 51-102F1

Management Discussion and Analysis for the year ended December 31, 2005 for detailed information about the Company’s individual properties.

6.8 Production Estimates

Estimated production volumes derived from the first year (2006) of the cash flow forecasts (constant and forecast price) prepared in conjunction with the Company’s reserves data (and included in the Sproule report) are as follows:

New Zealand:
             Light and medium oil           76.9 Mbbl
             Natural gas                            40.0 MMcf

6.9 Production History

The Company’s historical production and netback data for the period ended 31 December, 2005 is presented below:

	Light and Medium Oil
	Q1	Q2	Q3	Q4	Total Year
New Zealand

Company share of daily
production (bbl/day)	76.54	99.08	94.48	72.08	85.56

Average ($/bbl)
Price received	$54.40	$52.28	$64.36	$56.39	$56.98
Royalties	$(2.58)	$(2.48)	$(3.06)	$(2.68)	$(2.71)
Production costs	$(22.15)	$(17.44)	$(16.10)	$(9.76)	$(16.48)
Netback	$29.66	$32.35	$45.19	$43.96	$37.80

Company share of 2005 production - bbls					31,228

Important fields (greater than 20% of total):
Cheal field					31,041